Mail Stop 3561
      January 5, 2006


Diane Citron
General Counsel
Carrington Capital Management LLC
Seven Greenwich Office Park
599 West Putnam Avenue
Greenwich, Connecticut  06830

Re:	Stanwich Asset Acceptance Company, LLC
	Registration Statement on Form S-3
	Filed December 8, 2005
      File No. 333-130030

Dear Ms. Citron,

      We have limited our review of your filing to those issues addressed by the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that all material terms of the finalized agreements will either be in the final 424 or filed prior to or simultaneously with the 424.
4. While we note your disclosure on page 53 of the base prospectus indicating that the actual forms of insurance policies will "typically" be filed as exhibits to the Form 8-K to be filed with the
Commission in connection with the issuance of the related series of certificates, please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.
5. We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. However, your prospectus supplement does not contemplate a pool that includes such securities. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Prospectus Supplement
Summary
6. Please clarify the role of the "responsible party."
7. While we note your "Optional Termination" discussion on page S-
15,
please expand the disclosure in your summary section to include a summary of any other events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. For example, we note that a
"Trigger Event" could affect the manner in which distributions are made.

Description of the Mortgage Pool
Mortgage Loan Characteristics, page S-36
8. We note that the sixth bullet-point on page S-37 indicates that as of certain dates, none of the mortgage loans will be 30-59 days and
60 or more days delinquent. Please revise to clarify whether the dates to which you refer are the cut-off date or other dates. Additionally, it does not appear that you have provided the delinquency information for the asset pool required by Item 1111(c)
or 1100(b) of Regulation AB. If this is because you plan to include no delinquent assets in the mortgage pool as of the cut-off date, revise to clarify this by providing your disclosure in this section in conformance with the definition of "Delinquent" as set forth in
Item 1101(d) of Regulation AB. If your mortgage pool will include delinquent assets as of the cut-off date, revise to include the disclosure required by Item 1111(c) and 1100(b) of Regulation AB and tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Static Pool Information, page S-75
9. Please revise to confirm, if true, that you will provide all information required by Item 1105 of Regulation AB.

Use of Proceeds/Method of Distribution, page S-145
10. We note that the sponsor will apply a portion of the net proceeds to repay financing provided by an affiliate of the underwriter, who may be an affiliate of the depositor and sponsor. Please disclose the amount of all expenses payable from the offering proceeds and the specific amounts payable to each affiliate. Refer to Item 1107(j) of
Regulation AB.

Base Prospectus
General
11. Describe any arrangements to have the ratings of the certificates monitored while they are outstanding. Refer to Item 1120 of Regulation AB.

The Trusts
Convertible Mortgage Loans, page 12
12. We note that the depositor, master servicer or another party may agree to act as remarketing agent with respect to converted mortgage loans. Please confirm that you will file a new registration statement with respect to any remarketing transactions that use the depositor or any affiliate of the depositor as the remarketing agent.
Additionally, please note that in a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus.

Description of the Certificates, page 23
13. We note that trusts may include mortgage loans with adjustable mortgage rates, including loans whose interest rates adjusts on the basis of variable indices. Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to
Section III.A.2.of SEC Release 33-8518.

Description of Credit Enhancement, page 51
14. Please revise to delete the catch-all bullet points "derivative products, as described in the prospectus supplement" and "another form as may be described in the prospectus supplement" on top of page
53. Instead, disclose all forms of credit enhancement and derivative products reasonably contemplated to be included in an actual takedown. Please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.

Evidence as to Compliance, page 69
15. Please revise to clarify that you will be using Item 1122 of Regulation AB as the basis for your compliance and attestation reports and tell us whether you have amended your underlying agreements to make this a contractual obligation.

Signatures
16. The registration statement should be signed by the depositor`s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General
Instruction V.B. of Form S-3.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3454 with any other questions.

      Sincerely,



Sara D. Kalin
Branch Chief



cc:	Via Facsimile
      Jon Van Gorp
      Mayer, Brown, Rowe, & Maw, LLP
      (312) 706-8362

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Diane Citron
Carrington Capital Management LLC
January 5, 2006
Page 1